September 25, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Registration Statement on Form F-1
Filed August 9, 2023
File No. 333-273841

Gentlepersons:

We have received your letter dated September 11, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference.

Registration Statement on Form F-1 filed August 9, 2023

Risk Factors

U.S. investors are currently permitted to trade (buy, sell or deposit) Upstream listed securities only via intermediate US brokers, page S-42

1. Please disclose clearly and prominently, including in the heading to this risk factor, that the default status for the ability of investors located in the U.S. to trade (i.e., buy, sell and deposit) securities on the Upstream market is that trading by such U.S-based investors is prohibited. In this regard, we note your statements, including your disclosure on page S-46, suggesting that your introducing broker agreement with Boustead Securities, a U.S.-licensed broker-dealer, could enable U.S. citizens or permanent residents to trade on Upstream by having Boustead Securities, as your agent, introduce such investors to MERJ prior to their trading.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable. Please note that the Company has amended the F-1 accordingly to disclose this fact and remove all references to Upstream which refer to this comment and subsequent comments 2-9.

We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges, page S-42

2. Please expand your discussion of the risks resulting from price discrepancies between the trading prices of common shares on the NYSE American and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise, and disclose the risks this presents to investors. In addition, please eliminate redundancy in your risk factors section and group together similar types of risks in appropriately captioned sub-sections. For example, we note your risk factor here, as well as a risk factor titled “There are risks inherent to being on multiple exchanges” on page S-46, plus a third risk factor with the same title as the risk factor here (i.e., “We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges”) on page S-49. Refer to Item 105 of Regulation S-K.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

Traders on Upstream can face low liquidity of common stock and price volatility that may impact their trading economics, page S-47

3. Please revise your risk factor here to provide narrative disclosure discussing the specific risk identified in the risk factor title. Refer to Item 105 of Regulation S-K.

Upstream’s KYC policies and procedures may fail to reject securities buy orders for direct U.S. person., page S-48

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

4. Please disclose in greater detail the KYC policies and procedures of Upstream. Please disclose and clarify the extent to which such KYC policies and procedures involve self certification or IP address monitoring. Please provide risk factor disclosure discussing the risks to the company should the Upstream KYC review personnel misidentify a U.S. person as a non-U.S. person and permit them to trade in the company’s securities. Specifically, we note the trading restrictions placed on persons domiciled in the U.S. or a U.S. person living overseas.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

General

5. Based on the information you have provided, it appears that Upstream and its affiliated entities, including MERJ Exchange Ltd. and MERJ Depository (collectively, the “Upstream Entities”), are providing access to the Upstream platform directly to U.S. persons for the purposes of trading and custodying securities. By engaging in this activity, we believe that one or more of the Upstream Entities may be required to register with the Commission as a broker-dealer, national securities exchange, and/or clearing agency. On page S-46, you note that “[b]eginning in June 2023, MERJ entered into an introducing broker agreement with Boustead Securities whereby Boustead Securities acts as an agent to introduce their customers to MERJ in compliance with the exempt [sic] from registration under 15Aa-6 [sic].” Rule 15a-6 under the Exchange Act provides certain exemptions from broker-dealer registration for foreign broker-dealers, subject to various conditions. However, based on the information you have provided, we do not believe that any of the exemptions in this rule would be available to the Upstream Entities. In addition, we note that Rule 15a-6 does not provide any exemptions from registration as a national securities exchange or clearing agency. As a result, please revise your disclosures to state that, because Upstream Entities are not registered with the Commission, they may not currently be permitted to provide access to the Upstream platform directly to U.S. investors for the purposes of trading or custodying securities, notwithstanding Upstream’s assertions to the contrary. In addition, please add a risk factor related to events that may occur if any Upstream Entity is required to register as a broker-dealer, clearing agency or exchange, including, possible risks of rescission. Please also disclose that an investor purchasing or custodying securities through Upstream may not receive the same investor protections that would apply to securities purchased or custodied through an SEC-registered broker-dealer, clearing agency or exchange, including, in the event of the insolvency of Upstream or one of its affiliated entities.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

6. Please disclose throughout the prospectus how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how, subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, with regard to the deposit and withdrawal process, we note that these processes can be initiated via the Upstream app. Please disclose how this process can also be facilitated by contacting the company or its transfer agent if, for example, the Upstream app in unavailable, or an investor no longer has access to its smartphone. If this process is similar to a “lost certificate,” please clarify how this “lost certificate” process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

7. Please disclose the terms and conditions of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In addition, please disclose:

● your analysis as to whether the tokenized equity is the same class of securities as the common shares, a different class of common stock, or a security-based swap;

● your analysis as to how tokenized shares are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise; and • your analysis of the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, as well as how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

Finally, if shareholders may elect to hold their shares in depositories, including book entry with TA, CEDE & Co. or MERJ Dep. Please clarify how these securities would be held if not deposited with one of the depositories (e.g., would the company continue to use paper certificated shares?).

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

8. Please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

9. Please disclose whether you are planning to offer any digital dividends. Please disclose the process for distribution of any such digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Please disclose how you will communicate with shareholders about any digital dividends relating to the tokenized shares (e.g., press release, Form 6-K and, if required, after effectiveness of any registration statement). Please disclose whether U.S. investors can access Upstream to buy, sell or otherwise receive NFTs. Please disclose whether holders of the tokenized shares will receive dividend, voting and other rights associated with ownership of the company’s common stock and, if so, please explain how they are entitled to these rights, whether by contract and/or applicable law. Please disclose whether such holders have the right to receive confirmations and other documents required by law to be provided to the holders of the company’s common stock. Finally, please disclose whether there are any rights or preferences to which holders of tokenized shares are not entitled.

On September 19, 2023, Genius Group. Ltd. publicly announced that it has commenced the process to delist its securities from Upstream, which process it expects to be complete on or about September 30, 2023. Thus, this comment is no longer applicable.

Thank you for your comments and please contact us should you have more questions.

Sincerely,

/s/ Erez Simha
Erez Simha
CFO

cc:	Jolie Kahn